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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11 – K

[X]

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004.

OR

[   ]

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to              .

Commission file Number 1-9662

A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:

PLACER DOME AMERICA

401(k) SAVINGS PLAN

1125 Seventeenth Street, Suite 2310

Denver, Colorado

USA  80202

Telephone:  (303) 675-0055

B.

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street

P.O. Box 49330, Bentall Postal Station

Vancouver, British Columbia

Canada V7X 1P1

Telephone:  (604) 682-7082

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EXHIBIT INDEX

EXHIBIT 23

Consents of experts and counsel

* 23.1

Consent of Ernst & Young, LLP, independent auditors.

*  filed herewith

Financial Statements

and Supplemental Schedule

Placer Dome America 401(k) Savings Plan

Years ended December 31, 2004 and 2003

with Report of Independent Auditors

Placer Dome America 401(k) Savings Plan

Financial Statements

Years ended December 31, 2004 and 2003

Contents

Report of Independent Registered Public Accounting Firm

1

Audited Financial Statements

Statements of Net Assets Available for Benefits

2

Statements of Changes in Net Assets Available for Benefits

3

Notes to Financial Statements

4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at end of year)

11

REPORT OF INDEPENDENT AUDITORS

To the Participants and Administrator of the

Placer Dome America 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Placer Dome America 401(k) Savings Plan as of December 31, 2004 and 2003 and the related statements of changes in net assets available for benefits, for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designed audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with United States generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Minneapolis, Minnesota,

June 6, 2005.

/s/ Ernst & Young LLP

Placer Dome America 401(k) Savings Plan

STATEMENTS OF NET ASSETS
AVAILABLE FOR BENEFITS

(all dollar amounts are expressed in United States currency)

As at December 31

2004

2003

$

$

Net Assets Available for Benefits

Investments, at fair value (Note 3)

Placer Dome Inc. Stock Fund

14,573,601

17,499,132

Dodge & Cox Stock Fund

4,245,098

2,857,892

Gartmore Morley Stable Value Fund

6,399,609

4,292,357

PIMCO Total Return Administrative Fund

2,344,830

1,596,813

Loan Fund

2,332,274

1,677,778

Other investments

13,731,443

9,166,834

Total investments

43,626,855

37,090,806

Receivables:

Company

500,081

455,705

Participants

14,334

10,878

Net assets available for benefits

44,141,270

37,557,389

See accompanying notes

Placer Dome America 401(k) Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

(all dollar amounts are expressed in United States currency)

Year ended December 31

2004

2003

$

$

Additions

Investment income:

Net appreciation in fair value of investments [note 3]

2,952,179

9,233,602

Interest income

127,447

106,062

Dividend income

485,630

278,315

Contributions:

Participants

3,807,223

2,662,256

Company

2,190,940

1,770,234

Total additions

9,563,419

14,050,469

Deductions

Benefits paid to participants

(2,861,536)

(2,092,253)

Loan defaults

(118,002)

(68,862)

Total deductions

(2,979,538)

(2,161,115)

Net increase

6,583,881

11,889,354

Net assets available for benefits, beginning of year

37,557,389

25,668,035

Net assets available for benefits, end of year

44,141,270

37,557,389

See accompanying notes

Placer Dome America 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS

(all dollar amounts are expressed in United States currency)

December 31, 2004

1. PLAN DESCRIPTION

The following description of the Placer Dome America 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution pension plan and was established effective July 1, 1985. Effective December 31, 2001, the Plan was amended for the purpose of implementing certain plan design changes and complying with changes in applicable law. The amendments apply to benefits payable to or on account of employees who retire or whose employment is terminated from January 1, 2002 onward. In addition, the Getchell Gold 401(k) Savings Plan (“Getchell Plan”) was merged in to the Plan on December 31, 2001.

The purpose of the Plan is to provide eligible employees with the opportunity to accumulate retirement benefits and acquire ownership interest in Placer Dome Inc. (“PDI”), a Canadian corporation and the ultimate parent company of Placer Dome America (“PDA”), through a program of regular savings supplemented by company contributions.

The Plan is designed to take advantage of significant tax deferral advantages provided by Sections 401(a) and 401(k) of the United States Internal Revenue Code (the “Code”). The Plan is also designed and intended to constitute a plan described in Section 404(c) of ERISA.

Eligibility and contributions

Employees who are eligible to participate in the Plan include salaried employees of Placer Dome U.S. Inc., its wholly owned subsidiary (Golden Sunlight Mines, Inc.), its division (Bald Mountain Mine), its joint venture (Cortez Gold Mines), Placer Dome Exploration Inc. and Placer Turquoise Ridge Inc. (the “Participating Companies”) who are at least 18 years of age, an eligible employee and completed a 90 day period commencing on the date of hire or any time thereafter during which they complete 1,000 or more hours of service.

Placer Dome America 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS

(all dollar amounts are expressed in United States currency)

December 31, 2004

1. PLAN DESCRIPTION (cont’d.)

Participants may elect to contribute from a minimum of 3% up to a maximum of 25% of their before tax compensation, as defined by the Plan. The Internal Revenue Service (“IRS”) has established guidelines which limit contributions by participants to $13,000 in 2004 [2003 - $12,000] plus a catch-up adjustment of participants age 50 and older of $3,000 for 2004 [2003 - $2,000]. The Company matches 100 percent of participants’ contributions ranging from 4% to 6% of their compensation depending on their eligibility under the Plan. Employees may also roll-over amounts into the Plan from other qualified defined benefit or contributions plans.

Participants’ annual additions to the Plan cannot exceed the lesser of 100% of their annual pay or $41,000.

Vesting

All of the participants’ accounts are fully vested at all times.

Administration

The Plan is administered by PDA, which determines questions of eligibility for participation, interprets the Plan, communicates with participants and their beneficiaries and is otherwise generally responsible for Plan operations. Participants receive quarterly statements showing the status of their accounts, including the fair market value. Substantially, all administrative fees are paid by PDA.  Milliman USA has been retained to assist in the administration of the Plan. The trustee for the Plan, Charles Schwab Trust Company (“Schwab”), holds and invests the assets of the trust fund.

Distributions and refunds to participants

A participant is entitled to receive his or her Plan benefits upon the occurrence of any of the following events: (i) termination of employment; (ii) attainment of age 59 ½ if the participant requests distribution; (iii) the participant’s death; or (iv) the Plan is terminated without creation of a successor plan. Benefits are distributed in the form of a lump sum payment by either a direct rollover into an Individual Retirement Account (“IRA”) or to an eligible retirement plan.

Placer Dome America 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS

(all dollar amounts are expressed in United States currency)

December 31, 2004

1. PLAN DESCRIPTION (cont’d.)

Loans to participants

Participants are permitted to borrow a portion of their account balances. There is a limit of one loan outstanding at any time. The loan must be for a minimum of $1,000 and cannot exceed the lessor of the following: (i) $50,000, or (ii) 50% of the participant’s account. The loan is amortized with regular principal and interest payments through payroll withholding. The principal and interest paid by the participant are reinvested in the participant’s account on a pro-rata basis in the funds and sources from which the loan was made. Interest on the loans will be the prime rate (as quoted in the Wall Street Journal on the day the loan is requested) plus 2%.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Investment valuation and income recognition

The financial statements are prepared on the accrual basis of accounting with investments carried at fair value. Investments in PDI common stock are valued on the last business day of the year at the closing price as shown by the New York Stock Exchange Composite Listing. Short-term investments are valued at cost, which approximates fair value. The fair value of the other investments are based on quoted redemption values on the last business day of the Plan year. Loans to participants are valued at their outstanding balance which approximates fair value. In accordance with the policy of stating investments at fair value, the change in net unrealized appreciation or depreciation for the year is included in the Statement of Changes in Net Assets Available for Benefits, in the period in which the change occurs.

Dividend income is shown net of foreign taxes on PDI stock, and interest income is presented net of the Trustee’s cash management fee.

Use of estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Placer Dome America 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS

(all dollar amounts are expressed in United States currency)

December 31, 2004

2. ACCOUNTING POLICIES (cont’d.)

Market risk

Financial instruments which potentially subject the Plan to market risk consist primarily of investments. As at December 31, 2004, investments in Placer Dome Inc. common stock represented 33% [2003 - 47%] of investments.

Reclassification

Certain 2003 balances have been reclassified to conform with the 2004 presentation.

3. INVESTMENTS

All investment information disclosed in the accompanying financial statements and schedules, including investments held at December 31, 2004 and 2003, and net appreciation/depreciation in fair value of investments, interest, dividends and investment management fees for the years then ended, was obtained or derived from information supplied to the plan administrator and certified as complete and accurate by the Custodians.

During 2004 and 2003 the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

2004

2003

$

$

Common Stock

1,066,012

6,714,435

Shares of registered investment companies

1,886,167

2,519,167

2,952,179

9,233,602

4. TAX STATUS OF THE PLAN

The Plan has received a determination letter from the Internal Revenue Service dated December 17, 2002, stating that the plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. PDA believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Placer Dome America 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS

(all dollar amounts are expressed in United States currency)

December 31, 2004

5. TERMINATION OF THE PLAN

PDA expects to continue the Plan indefinitely, but has the authority to amend or to terminate the Plan at any time and for any reason, subject to the provisions of ERISA. In the event of termination, the Trustee shall continue to hold such assets until all assets of the Plan are allocated to accounts and distributed to members or beneficiaries in accordance with applicable law and pursuant to written rules and procedures as provided in the Plan. In addition, upon termination, neither PDA nor any other person shall have a liability or obligation to provide additional benefits. Participants or beneficiaries shall obtain benefits solely from the trust fund.

6. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Employer Identification Number: 94-1267115

Plan Number: 002

Placer Dome America 401(k) Savings Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(all dollar amounts are expressed in United States currency)

December 31, 2004

Description of

Investment

Identity

Including

of Issue,

Maturity Date,

Borrower,

Rate of Interest,

Lessor, or

Collateral, Par

Current

Similar Party

or Maturity Value

Value

Placer Dome Inc.*

769,615 shares of

 common stock

$14,573,601

Schwab Institutional

62,655 units of

 Davis New York Venture Fund

1,927,862

Schwab Institutional

32,518 units of

 Dodge & Cox Stock Fund

4,245,098

Schwab Institutional

38,201 units of

 Europacific Growth Fund

1,366,177

Schwab Institutional

342,242 units of

 Gartmore Mortley Stable Fund

6,399,609

Schwab Institutional

131,679 units of

 AIM Dynamics Fund

2,172,658

Schwab Institutional

65,370 units of

 NB Genesis Assets

 Neuberger Berman Fund

1,639,051

Schwab Institutional

19,493 units of

 Oppenheimer Cap

 Appreciation Fund

806,101

Schwab Institutional

219,321 units of

 PIMCO Total Return

 Administrative Fund

2,344,830

Schwab Institutional

13,398 units of

 Rainier Core Equity Portfolio

323,856

Schwab Institutional*

109,941 shares of

 Schwab S&P 500 Investment

 Shares

2,051,052

Schwab Institutional

25,394 units of

 Strong Opportunity Fund

1,181,159

Employer Identification Number: 94-1267115

Plan Number: 002

Placer Dome America 401(k) Savings Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR) (cont’d.)

(all dollar amounts are expressed in United States currency)

December 31, 2004

Description of

Investment

Identity

Including

of Issue,

Maturity Date,

Borrower,

Rate of Interest,

Lessor, or

Collateral, Par

Current

Similar Party

or Maturity Value

Value

Schwab Institutional

14,722 units of

 Wells Fargo Outlook

 Today Fund

151,799

Schwab Institutional

9,769 units of

 Wells Fargo Outlook

  2010 Fund

123,136

Schwab Institutional

130,680 units of

 Wells Fargo Outlook

  2020 Fund

1,770,649

Schwab Institutional

7,815 units of

 Wells Fargo Outlook

  2030 Fund

111,660

Schwab Institutional

6,899 units of

 Wells Fargo Outlook

  2040 Fund

106,283

Loans to

Interest rate:

participants*

 6.00% to 11.5%

 maturing through

 various dates

2,332,274

43,626,855

*Indicates party-in-interest to the Plan.

SIGNATURES

        The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

PLACER DOME AMERICA

401(k) SAVINGS PLAN

June 28, 2005

     By:  /s/ Ronald McLean

Ronald McLean Vice-President, Human Resources Placer Dome America Holding Corporation.